UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40795

On Holding AG

(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190

8005 Zurich, Switzerland

Tel: +41 44 225 1555

Fax: +41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 28, 2024, On Holding AG (the “Company”) published an invitation to the Company’s annual general shareholders’ meeting. The annual general shareholders’ meeting will be held virtually on Thursday, May 23, 2024 at 2:00 p.m. CEST (8:00 a.m. EDT) at https://www.gvmanager-live.ch/on. Prior registration is required to participate in the virtual annual general shareholders’ meeting. Shareholders may also exercise their voting rights by sending voting instructions to the independent proxy representative as set forth in the invitation to the annual general shareholders’ meeting and the related proxy materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Caspar Coppetti
	Name:	Caspar Coppetti
	Title:	Co-Founder and Executive Co-Chairman

Date: March 28, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	Invitation to the Annual General Shareholders’ Meeting
99.2	On Holding AG Shareholder Meeting Notice
99.3	Annual General Shareholders’ Meeting Proxy Card (Class A Record Holders)
99.4	Annual General Shareholders’ Meeting Proxy Card (Brokers)